55.11.3702.2202
BY EDGAR AND FACSIMILE

Mr. Joseph A. Foti
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405
Fax: 202.772.9202

February 8, 2007

Gol Linhas Aéreas Inteligentes S.A.
Form 20-F for the year ended December 31, 2005
File No. 1-32221

Dear Mr. Foti:

Gol Linhas Aéreas Inteligentes S.A. (the “Company”) has received the comment letter from the Staff dated January 29, 2007 concerning the above-referenced filing on Form 20-F (the “20-F).

On behalf of the Company, we respond to your comments as follows:

STAFF COMMENT 1

Note 5. Deposits, page F-10

We note your response to our prior comment number one. You state on page 4 of your most recent response letter to us dated December 22, 2006 that maintenance reserves should be accounted for as deposits within your balance sheet so long as the maintenance deposits are probable of recovery. In this regard, please tell us and expand your accounting policy footnote to state that excess non-refundable reserves are recognized as expense (specify the type of expense) if it is no longer probable that they will be used for the maintenance for which they were deposited and to describe how you assess the deposits are probable of recovery. Your response and revised disclosure should address the frequency and specific factors that management considers when assessing the recoverability of the assets and why. You should also disclose how management determines it is probable that the maintenance deposits will be utilized to fund future maintenance activity as well as management’s affirmative representation that the asset as reflected on the consolidated balance sheet is probable of recovery based on the specific factors stated in the notes herein.

RESPONSE TO COMMENT 1

The Company has revised its disclosure in footnote 2 to its U.S.GAAP financial statements as follows:

Footnote 2. Summary of Significant Accounting Policies.

“…

Aircraft and engine maintenance deposits. Our aircraft lease agreements specifically provide that we, as lessee, are responsible for maintenance of the leased aircraft. Under certain of our existing lease agreements, we pay maintenance deposits to aircraft and engine lessors that are to be applied to future maintenance events. These deposits are calculated based on a performance measure, such as flight hours or cycles, and are available for reimbursement to us upon the completion of the maintenance of the leased aircraft. If there are sufficient funds on deposit to reimburse us for our maintenance costs, such funds are returned to us. The maintenance deposits paid under our lease agreements do not transfer either the obligation to maintain the aircraft or the cost risk associated with the maintenance activities to the aircraft lessor. In addition, we maintain the right to select any third-party maintenance provider or to perform such services in-house. Therefore, we record these amounts as a deposit on our balance sheet and recognize maintenance expense when the underlying maintenance is performed, in accordance with our maintenance accounting policy. The amount of aircraft and engine maintenance deposits expected to be utilized in the next twelve months is classified in Current Assets. Certain of our lease agreements provide that excess deposits are not refundable to us. Such excess could occur if the amounts ultimately expended for the maintenance events were less than the amounts on deposit. Any excess amounts held by the lessor or retained by the lessor upon the expiration of the lease, which are not expected to be significant, would be recognized as additional aircraft rental expense at the time it is no longer probable that such amounts will be used for maintenance for which they were deposited.

In determining whether it is probable maintenance deposits will be used to fund the cost of maintenance events, the Company conducts the following analysis at the inception of the lease and on an annual basis to evaluate potential impairment of this balance:

1) At the time of delivery of each aircraft under lease, the Company evaluates the aircraft’s condition, including the airframe, the engines, the auxiliary power unit and the landing gear.

2) The Company projects future usage of the aircraft during the term of the lease based on its business and fleet plan.

3) The Company estimates the cost of performing all required maintenance during the lease term. These estimates are based on the extensive experience of the Company’s management and industry available data, including historical fleet operating statistic reports published by the Company’s engine manufacturer, CFM.

At the inception of the leases, our initial estimates of the maintenance expenses are equal to or in excess of the amounts required to be deposited. This demonstrates it is probable the amounts will be utilized for the maintenance for which they are to be deposited and the likelihood of an impairment of the balance is remote. Additionally, some of our lessors are agreeing for us to replace the deposits with letters of credit and amend the lease terms to enable us to utilize the deposited funds to settle other amounts owed under the leases. Upon this amendment of the lease, we reevaluate the appropriateness of the lease accounting and reclassify the affected deposits as Other Deposits. Many of our new aircraft leases do not require maintenance deposits.

Based on the foregoing analysis, management believes that the amounts reflected on the consolidated balance sheet as Aircraft and Engine Maintenance Deposits are probable of recovery. There has been no impairment of our maintenance deposits.

....”

STAFF COMMENT 2

Critical Accounting Policies and Estimates

Please significantly revise your critical accounting policies and estimates section within MD&A to:

•	clearly state that unused reserves, referred to as excess reserves, are in some cases non-refundable;

•	explain what an “excess amount” is and why it could occur;

•
in the last sentence of your proposed disclosure, specify the type of “additional expense,” eliminate the words “we determine,” and replace the words “returned to us” with the words “used for maintenance for which they were deposited;” and

•
discuss management’s policy for the recognition and measurement of impairment loss in light of the fact that prepaid aircraft and engine maintenance deposits represent a significant portion of your total assets as of December 31, 2006 and 2005 and the balance continues to increase.

Your revised critical accounting policy should provide an analysis of the uncertainties involved in applying the policy at a given time or the variability that is reasonably likely to result from its application over time. Your revised disclosure should address how you arrived at any material estimates used and assumptions made by management in determining the recoverability of the asset; how accurate the estimate/assumption has been in the past; how much the estimate/assumption has changed in the past and whether the estimate/assumption likely to change in the future, if applicable.

RESPONSE TO COMMENT 2

The Company has revised its disclosure in the Critical Accounting Policies and Estimates Section of MD&A as follows:

“…

Aircraft maintenance and repair costs. Our aircraft lease agreements specifically provide that we, as lessee, are responsible for maintenance of the leased aircraft. Under certain of our existing lease agreements, we pay maintenance deposits to aircraft and engine lessors that are to be applied to future maintenance events. These deposits are calculated based on a performance measure, such as flight hours or cycles, and are available for reimbursement to us upon the completion of the maintenance of the leased aircraft. If there are sufficient funds on deposit to reimburse us for our maintenance costs, such funds are returned to us. The maintenance deposits paid under our lease agreements do not transfer either the obligation to maintain the aircraft or the cost risk associated with the maintenance activities to the aircraft lessor. In addition, we maintain the right to select any third-party maintenance provider or to perform such services in-house. Therefore, we record these amounts as a deposit on our balance sheet and recognize maintenance expense when the underlying maintenance is performed, in accordance with our maintenance accounting policy. The amount of aircraft and engine maintenance deposits expected to be utilized in the next twelve months is classified in Current Assets. Certain of our lease agreements provide that excess deposits at the end of the lease term are not refundable to us. Such excess could occur if the amounts ultimately expended for the maintenance events were less than the amounts on deposit. Any excess amounts held by the lessor or retained by the lessor upon the expiration of the lease, which are not expected to be significant, would be recognized as additional aircraft rental expense at the time it is no longer probable that such amounts will be used for maintenance for which they were deposited.

In determining whether it is probable maintenance deposits will be used to fund the cost of maintenance events, the Company conducts the following analysis at the inception of the lease and on an annual basis:

  At the time of delivery of each aircraft under lease, the Company evaluates the aircraft’s condition, including the airframe, the engines, the auxiliary power unit and the landing gear.
  The Company projects future usage of the aircraft during the term of the lease based on its business and fleet plan.
  The Company’s estimates the cost of performing all required maintenance during the lease term. These estimates are based on the extensive experience of its management and industry available data, including historical fleet operating statistic reports published by engine suppliers.

At the inception of the leases, our initial estimates of the maintenance expenses are equal to or in excess of the amounts required to be deposited. This demonstrates it is probable the amounts will be utilized for the maintenance for which they are to be deposited and the likelihood of an impairment of the balance is remote. Additionally, some of our lessors are agreeing for us to replace the deposits with letters of credit and use the deposited funds to settle other amounts owed under the leases. Upon this amendment of the lease, we reevaluate the appropriateness of the lease accounting and reclassify the affected deposits as Other Deposits. We intend to pursue additional lease amendments. Many of our new aircraft leases do not require maintenance deposits.

Based on the foregoing analysis, management believes that the amounts reflected on the consolidated balance sheet as Aircraft and Engine Maintenance Deposits are probable of recovery. There has been no impairment of our maintenance deposits.

A summary of activity in the Aircraft and Engine Maintenance Deposits is as follows:

	2006	2005	2004
	(in thousands of reais)
Beginning of year	386,193	266,532	162,295
Amounts paid in	118,318	119,661	104,237
Reimbursement of expense incurred	(24,739)	-	-
Reclassified to Other Deposits	(216,125)	-	-
End of year	263,647	386,193	266,532

The estimated maintenance reserve deposits to be paid to the lessors are (in thousands of reais) R$69,443, R$66,792, R$60,287, R$28,808 and R$13,763 and the estimated amounts to be charged to maintenance expense that will be reimbursed from the deposits, based on currently scheduled maintenance, are (in thousands of reais) R$64,499, R$95,184, R$28,891, R$18,226 and R$930 in 2007, 2008, 2009, 2010 and 2011, respectively. These estimates are subject to significant variation, including, among others, the actual cost to complete the maintenance, timing of the maintenance, aircraft cycles impacting the timing, and the imposition of potential new maintenance requirements.

With respect to non-refundable aircraft and engine maintenance deposits, an alternative policy of accounting is used by certain airlines under which such deposit payments would be accounted for as additional rental and recorded as rental expense. We have not determined whether such alternative policy is appropriate under US GAAP. Under this alternative policy, when the maintenance events occur, the cost would be charged to maintenance expense in accordance with our maintenance policy. Then, when the maintenance deposits were returned, they would be credited to rental expense. The impact of this alternative policy would result in more expense being recorded earlier in the lease term and less expense being recorded later in the lease term. We have chosen our current policy because under the terms of our leases the maintenance deposits are required to provide assurance to the lessors that the maintenance, which is our responsibility, will be performed, and are not additional rental and because it is a predominant method used in the airline industry. We have concluded our policy is preferable.

…”

The Company will, on a quarterly basis, provide the disclosure of the amount of maintenance deposits actually paid and expenses, and will disclose the balance of capitalized maintenance deposits at each balance sheet date.

STAFF COMMENT 3

Please also revise your critical accounting policy to:

•
state that the selection of this method of accounting for non-refundable maintenance reserve lease payments, as opposed to expensing the payments when made, results in you recognizing less expense in the earlier years of the lease than in the later years (potentially substantially so) even though the use of and benefit from the aircraft does not vary correspondingly over the terms of the lease;

•	state that your current and past results of operations may not be indicative of future results as a result of your expectation of expensing these maintenance reserves in the future; and

•	disclose the amount of write-offs of excess non-refundable maintenance reserves in each of the last three years (or state that no amounts have been written-off, if applicable).

In conclusion, this critical accounting policy disclosure should provide greater insight into the quality and variability of financial information including a quantitative sensitivity analysis that your critical estimates and assumptions are subject to change, based on other outcomes, as quantitative information is available.

RESPONSE TO COMMENT 3

In response to the first bullet point of your comment 3, we refer to the second to last paragraph in our response to comment 2.

In response to the second bullet point of your comment 3, we refer to the last sentence of the revised disclosure in our response to comment 4.

In response to the third bullet point of your comment 3, we refer to the fourth paragraph of the revised disclosure in our response to comment 2, second sentence.

In response to the last paragraph of your comment 3, we refer to our entire response to comment 2.

STAFF COMMENT 4

Responses to Comment 3

We note your response to our prior comment number three but do not agree that your disclosures with respect to your current and future maintenance costs are appropriate. Please note that FR-72 requires your discussion and analysis within MD&A to provide information regarding the quality and potential variability of your earnings and cash flow so that readers can ascertain whether past performance is indicative of future performance. This includes, but is not limited to, a discussion of know material trends and uncertainties and an analysis of their effects within MD&A. In this regard, we believe in order to provide meaningful and relevant information you should significantly expand your discussion within MD&A to inform the reader that given the age of the Company’s aircraft fleet, most of the parts on your aircraft are under multi-year warranties, and that you capitalize maintenance reserves, and little or no expense related to heavy maintenance activities has been recognized to date. Furthermore, you should discuss that such costs are expected to be incurred in the future as the scheduled heavy maintenance activities become due.

RESPONSE TO COMMENT 4

The Company has revised its disclosure in the Operating Expense Section of MD&A as follows:

“…

Our maintenance, material and repair expenses consist of light (line) and scheduled heavy (structural) maintenance of our aircraft. Maintenance and repair expenses, including overhaul of aircraft components, are charged to operating expenses as incurred. Our aircraft have required a low level of maintenance and therefore we have incurred low maintenance expenses, because the average age of the aircraft in our fleet at December 31, 2006 was less than 8 years and most of the parts on our aircraft are under multi-year warranties. Based on scheduled maintenance events, we experienced an increase in maintenance expenses in 2006. We expect our maintenance expenses to further increase due to the expiration of certain of our multi-year warranties and an increase in scheduled maintenance events in the near future. Thus, with regard to the accounting for aircraft maintenance and repair costs, our current and past results of operations may not be indicative of future results.

…”

STAFF COMMENT 5

So that investors will be able to better understand and analyze this highly material issue, we believe that your MD&A should be revised to include tabular disclosure of relevant financial information, as follows:

•	on an annual and quarterly basis, the amount of maintenance reserves actually paid and expensed and the balance of capitalized maintenance reserves at each balance sheet date; and

•
on an annual basis, the approximate amount (or range of amounts) of maintenance reserves expected to be (1) paid to lessors and (2) utilized for  maintenance and expensed in each of the following five years.

RESPONSE TO COMMENT 5

In response to your comment 5, we refer to the table as well as the paragraph following the table in our response to comment 2 and the last paragraph in that response.

STAFF COMMENT 6

Revised Disclosures

Please provide us with your revised disclosure as part of your next response to us.

RESPONSE TO COMMENT 6

The requested revised disclosure is contained in our responses 1 through 5.

The Company asks us to convey its acknowledgement that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or wish to discuss any matters relating to the foregoing, please contact me at 55.11.3702.2202 or Mr. Richard F. Lark of the Company at 55.11.3169.6226.

/s/ Andrew B. Jánszky

Andrew B. Jánszky

cc: Richard F. Lark – Gol Linhas Aéreas Inteligentes S.A.
cc: Tobias Stirnberg – Shearman & Sterling LLP